DELHAIZE GROUP 2012 REVENUES AND PRELIMINARY RESULTS

Fourth Quarter 2012 Revenues (at identical exchange rates)

» Group revenue growth of 0.3%; organic revenue growth of 2.5%

» Positive comparable store sales and volume growth (both transactions and items) at Food Lion

» Flat comparable store sales at Delhaize America and 0.8% comparable store sales growth at Delhaize Belgium

Full Year 2012 Results (at identical exchange rates)

» Group revenue growth of 2.9%; organic revenue growth of 2.1%

» Preliminary unaudited underlying operating profit decline of approximately 17.5% compared to 2011

» Free cash flow generation in excess of €600 million

Other Highlights

» Approximately €390 million of non-recurring pre-tax charges, of which less than €20 million is an incremental cash charge, and of which approximately €300 million will be recorded in Q4 2012 and approximately €90 million will impact Q1 2013

» Announcing a Capital Markets Day on May 8, 2013

» CEO Comments

Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group said: "We are pleased to announce that organic revenue growth improved during the fourth quarter, in particular as a result of positive volume growth at Delhaize America. Food Lion reported positive volume, transaction and comparable store sales growth for the quarter and recorded its best quarterly performance since 2006."

"As a result of our cost control and capital allocation discipline, in 2012 we generated free cash flow above €600 million, exceeding our previously announced target of €500 million. This strong cash flow performance provides us the means to continue our repositioning efforts, to strengthen our store network and to further deleverage the balance sheet. Our preliminary unaudited underlying operating profit is within the guidance range provided in May 2012."

"Today, we are also announcing goodwill and asset impairment charges, primarily related to our Maxi operations, as well as charges related to store closures, primarily related to Sweetbay. These actions, coupled with the portfolio review announced last year, enhance the health of our store network and create a solid base on which to go forward."

"We remain determined to accelerate the transformation of our business. In 2013, our focus will be on further strengthening our store brands, accelerating revenue growth, maintaining strict cost control and generating free cash flow."

» Fourth Quarter 2012 Revenues

In the fourth quarter of 2012, Delhaize Group's revenues increased by 2.3% and 0.3% at actual and identical exchange rates, respectively. Organic revenue growth was 2.5%.

Revenues at Delhaize America increased by 1.4% in local currency when excluding the impact of the 126 stores closed as part of our portfolio review in early 2012 (-2.1% including the revenues of the 126 closed stores) and were impacted by a 0.3% negative calendar impact due to the timing of the New Year. Comparable store sales were flat and volume growth turned positive for the quarter, as a result of the Food Lion brand repositioning and better volume trends at Hannaford. Revenues at Delhaize Belgium increased by 2.4% as a result of comparable store sales growth of 0.8%, the contribution of new stores and a 0.5% positive calendar impact. Revenues in Southeastern Europe and Asia grew by 7.3% at identical exchange rates as a result of the strong performance in Greece and Romania.

» Full Year 2012 Revenues

In 2012, Delhaize Group achieved revenues of €22.7 billion. This represents an increase of 7.7% at actual exchange rates, mainly due to the strengthening of the U.S. dollar by 8.3% against the euro compared to 2011, or 2.9% at identical exchange rates. Organic revenue growth was 2.1%.

In 2012, revenue growth was the result of:
- Revenue growth of 0.9% in the U.S. at identical exchange rates excluding the impact of the 126 stores closed in the first quarter of 2012. This growth is realized despite negative comparable store sales growth (-0.8%);
- Revenue growth of 1.6% in Belgium as a result of network growth and comparable store sales growth of 0.6%;
- Solid revenue growth of 34.1% at identical exchange rates in Southeastern Europe and Asia following the acquisition of the Maxi operations in 2011 (+10.0% at identical exchange rates excluding Maxi) and the strong performance in Greece and Romania.

» Segment Reporting Revenues

Revenues							
(in millions)		Q4 2012	Q4 2011	2012 /2011	Full Year 2012	Full Year 2011	2012 /2011
United States[1]	*$*	*4 670*	*4 770*	*-2.1%*	*18 800*	*19 230*	*-2.2%*
United States	€	3 600	3 534	+1.9%	14 632	13 815	+5.9%
Belgium	€	1 303	1 272	+2.4%	4 922	4 845	+1.6%
SEE & Asia[2]	€	860	828	+3.9%	3 183	2 450	+29.9%
TOTAL	**€**	**5 763**	**5 634**	**+2.3%**	**22 737**	**21 110**	**+7.7%**

(1) The average exchange rate of the U.S. dollar against the euro strengthened by 4.0% in the fourth quarter of 2012 (1€ = 1.2967$) compared to the fourth quarter of 2011. The average exchange rate of the U.S. dollar against the euro strengthened by 8.3% in 2012 (1€ = 1.2848$) compared to 2011.

(2) The segment "Southeastern Europe & Asia" includes Alfa Beta (Greece), Mega Image (Romania), 51% of Super Indo (Indonesia) and since August 1, 2011 Maxi (Serbia, Bulgaria, Bosnia and Herzegovina and Montenegro). 2011 revenues have been restated as revenues from the Albanian operations are now included in discontinued operations.

United States

In the fourth quarter of 2012, revenues at **Delhaize America** decreased by 2.1% to $4.7 billion (€3.6 billion). Excluding revenues from the 126 stores closed in February 2012, U.S. revenues increased by 1.4% in local currency. Comparable store sales were flat excluding a negative calendar effect of 0.3%. Volume growth was positive this quarter as a result of the Food Lion brand repositioning, continued price investments at Hannaford and the expansion of Bottom Dollar Food. Retail deflation accelerated compared to the third quarter and reached 1.5%.

The repositioned Food Lion stores delivered comparable store sales and volume growth (both transactions and items) during the quarter.

For the full year 2012, U.S. operations generated revenues of $18.8 billion (€14.6 billion), a decrease of 2.2% over 2011 in local currency. Excluding revenues from the 126 stores closed in February 2012, U.S. revenues increased by 0.9% in local currency. Comparable store sales decreased by 0.8%.

Belgium

In the fourth quarter of 2012, revenues in **Belgium** were €1.3 billion, an increase of 2.4% over 2011, with comparable store sales growth of 0.8% mainly resulting from good year-end sales and adjusted for a positive calendar impact of 0.5%.

Delhaize Belgium posted revenues of €4.9 billion in 2012, an increase of 1.6% compared to 2011, resulting from comparable store sales growth of 0.6% and network growth.

Southeastern Europe & Asia

In the fourth quarter of 2012, revenues in **Southeastern Europe and Asia** increased by 3.9% at actual exchange rates to €860 million. At identical exchange rates, revenues increased by 7.3% as a result of the expansion of the store network and retail inflation. Alfa Beta continued to grow sales in a declining market. Mega Image added 40 stores to its network bringing the total number of stores to 193 at year-end. Maxi experienced lower growth in Serbia.

In 2012, revenues of the **S**outheastern Europe and Asia segment increased by 29.9% to €3.2 billion (+34.1% at identical exchange rates), mainly as a result of the Maxi acquisition, consolidated as of August 1, 2011, and to a lesser extent as a result of revenue growth in Greece. We also reported good revenue increases in Romania and Indonesia helped by store openings and positive comparable sales growth.

» Non-recurring charges

Delhaize Group is incurring a total of approximately €390 million of non-recurring charges split between the fourth quarter of 2012 and the first quarter of 2013. This is the result of goodwill and other impairment charges and store closures. The incremental cash charge of this amount will be less than €20 million.

We are recording an impairment charge of approximately €245 million in the fourth quarter of 2012, primarily at Maxi, where we have brought the value of the operations in line with our current expectations and reflecting market conditions. These charges also include impairment charges in connection with our Albanian operations, where we have reached an agreement to sell these in 2013. As a consequence, Albania has been classified as a discontinued operation in our consolidated financial statements.

We announce today store closures, the majority of which will occur at Sweetbay (34 stores). This will result in approximately €130 million store closing expenses and related impairments of which €80 million will be incurred in 2013.

Finally, we have incurred senior management settlement charges, primarily in the U.S., of approximately €15 million, of which €9 million will be recorded in the first quarter of 2013.

As a result, our fourth quarter 2012 results contain approximately €300 million of non-recurring charges and the first quarter of 2013 will be impacted by approximately €90 million.

» Preliminary 2012 Results

Based on preliminary unaudited figures, we expect our 2012 Group underlying operating profit to decrease by approximately 17.5% compared to 2011, in line with our guidance issued in May 2012 of a decline in underlying operating profit between 15 and 20%.

In addition, we expect our free cash flow generation for 2012 to be in excess of €600 million due to a combination of capital allocation discipline and working capital management.

» Upcoming Events

Delhaize Group will report its Full Year earnings on March 7, 2013. Additionally, we are planning to host a Capital Markets Day in conjunction with our Q1 2013 results release on May 8, 2013.

» Conference Call and Webcast

Delhaize Group's CFO Pierre Bouchut will comment on the fourth quarter and full year 2012 revenues during a 30 minute conference call starting January 17, 2013 at 10:00 am CET / 04:00 am ET. The conference call can be attended by calling +32 (0)2 400 3463 (Belgium), +44 (0)20 7136 2056 (U.K) or +1 646 254 3360 (U.S.), with "Delhaize" as password. The conference call will also be broadcast live over the internet at http://www.delhaizegroup.com. An on-demand replay of the webcast will be available after the conference call at http://www.delhaizegroup.com.

» Identical Exchange Rates and Organic Revenue Growth Reconciliation (unaudited)

Q4 2012	Q4 2011[2]	% Change	(in millions of €)	YTD 2012	YTD 2011[2]	% Change
5 763	5 634	2.3%	**Revenues**	22 737	21 110	7.7%
(112)			Effect of exchange rates	(1 025)		
5 651	5 634	0.3%	**Revenues at identical exchange rates**	21 712	21 110	2.9%
-	-		Acquisitions	(601)		
-	(120)		Effect of the US store portfolio optimization [1]	(50)	(476)	
5 651	5 514	2.5%	**Organic revenue growth**	21 061	20 634	2.1%

[1] The organic revenue growth excludes the revenues generated by the 126 U.S. stores which were closed in Q1 2012 as part of the portfolio review.

[2] 2011 has been restated as revenues from the Albanian operations are now presented in discontinued operations.

» Use of non-GAAP (Generally Accepted Accounting Principles) Financial Measures

Delhaize Group uses certain non-GAAP measures in its financial communication. Delhaize Group does not consider these measures as alternative measures to net profit or other financial measures determined in accordance with IFRS. These measures as reported by Delhaize Group may differ from similarly titled measures used by other companies. We believe that these measures are important indicators of our business and are widely used by investors, analysts and other interested parties. In the press release, the non-GAAP measures are reconciled to financial measures prepared in accordance with IFRS.

» Number of Stores

	End of 2011	End of Q3 2012	Change Q4 2012	End of 2012
United States	1 650	1 550	+3	1 553
Belgium	821	834	+7	841
Greece	251	266	+2	268
Romania	105	153	+40	193
Serbia	366	360	+3	363
Bulgaria	42	42	+1	43
Bosnia and Herzegovina	44	41	0	41
Albania	18	23	0	23
Montenegro	22	23	+1	24
Indonesia	89	96	+7	103
Total	3 408	3 388	+64	3 452

» Basis of Preparation

The information contained in this press release includes unaudited financial information that has been prepared using accounting policies in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as adopted by the European Union, or EU.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in eleven countries on three continents. At the end of 2012, Delhaize Group's sales network consisted of 3 452 stores. In 2012, Delhaize Group posted €22.7 billion ($29.2 billion) in revenues. In 2011, Delhaize Group posted €475 million ($661 million) in net profit (Group share). At the end of June 2012, Delhaize Group employed approximately 158 000 people. Delhaize Group's stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Financial Calendar

- Press release – 2012 fourth quarter and full year results   March 7, 2013
- Press release – 2013 first quarter results and Capital Markets Day   May 8, 2013
- Press release – 2013 second quarter results   August 8, 2013
- Press release – 2013 third quarter results   November 7, 2013

» Contacts

Investor Relations: +32 2 412 21 51
Media Relations: +32 2 412 86 69

DEFINITIONS

- Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects
- Free cash flow: cash flow before financing activities, investment in debt securities and sale and maturity of debt securities
- Organic revenue growth: sales growth, excluding sales from acquisitions and divestitures, at identical currency exchange rates
- Revenues: sale of goods to retail and wholesale customers and point of sale services to retail customers, net of sales taxes and value added taxes, and of discounts, allowances and incentives granted to those customers
- Underlying operating profit: operating profit (as reported) excluding fixed assets impairment charges, restructuring charges, store closing expenses, gains/losses on disposal of fixed assets and other items that management considers as not being representative of the Group's operating performance of the period

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, our determination of final underlying operating profit for 2012, our determination of final free cash flow generation for 2012, the closing, conversion and opening of stores, strategic options, future strategies and the anticipated benefits of these strategies, are "forward-looking statements" within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as "guidance," "outlook," "projected," "believe," "target," "predict," "estimate," "forecast," "strategy," "may," "goal," "expect," "anticipate," "intend," "plan," "foresee," "likely," "will," "should" or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in strategy, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate, open, convert or close stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group's most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.



**2012 Q4 and FY Revenues and Preliminary Results
January 2013**

Forward looking statements

"This presentation includes forward-looking statements within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. Forward-looking statements describe further expectations, plans, options, results or strategies. Actual outcomes and results may differ materially from those projected depending upon a variety of factors, including but not limited to changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in our most recent annual report or Form 20-F and other filings with the Securities and Exchange Commission. Delhaize Group disclaims any obligation to update or revise the information contained in this presentation."

Organic revenue growth and comparable store sales growth

Delhaize America

2012 Q4

2012


1.4%
+1.7%
0.0%
-0.3%
0.9%
+1.7%
-0.8%
0.0%
CSS
Calendar Impact
Expansion
Organic growth

Organic revenue growth and comparable store sales growth

Delhaize Belgium

2012 Q4

2012


+1.1%
2.4%
+0.5%
+0.8%
CSS
Calendar Impact
Expansion
Organic growth
+0.8%
+0.2%
1.6%
+0.6%
CSS
Calendar Impact
Expansion
Organic growth

Food Lion repositioning continues to deliver…



Transactions growth
Items per Transaction growth
Items growth
2012 Q3
+2.2
-2.1
+0.1
-3.2
+2.3
-5.2
2012 Q4
+3.5
+0.2
+1.0
-1.4
+4.5
-1.2
Phase stores (703 stores)
Rest of Network (424 stores)
5.7% outperformance

DELHAIZE GROUP

…leading to positive volume, CSS, items and transactions growth for the banner



Items growth
Average price change per item
Comparable Store Sales Growth
2012 Q3
+2.3
-5.2
-1.3
+1.2
+0.9
+1.3(1)
-4.1
-3.4(1)
2012 Q4
+4.5
-1.2
-2.1
-1.6
+2.3
-2.8
Phase stores (703 stores)
Rest of Network (424 stores)
5.1% outperformance

DELHAIZE GROUP

(1) Impact of Hurricane Irene

2012 Preliminary Figures

- Underlying operating profit decline of approximately 17.5%[1]

- Free cash flow in excess of €600 million

- €390 million[2] of non-recurring pre-tax charges:

  - Limited incremental cash

  - €300 million in 2012 (mainly Maxi impairment)

  - €90 million in 2013 (mainly Sweetbay store closures)

  - Annual positive impact on underlying operating profit of €30 million

  - Debt capacity €70 million positive impact

DELHAIZE GROUP [1] Preliminary unaudited result compared to 2011 at identical exchange rates
[2] All non-recurring charges are approximate figures

7

2013 Priorities

- Accelerate revenue growth

- Free cash flow generation

- Strict cost control

- Upcoming events
  - March 7, 2013: Q4 and FY 2012 results
  - May 8, 2013: Q1 2013 results and Capital Markets Day